

Khal

Show the world your cooking skills

SAMIR TENDULKAR

Founder

We are a community
of cooking enthusiasts
and professional chefs







People Love to cook to show their cooking skills

No place dedicated to show your cooking Personal life gets mixed with cooking profile

Many cooking websites don't let you interact with their recipes

THE SOLUTION……KHAL







A dedicated place to show your cooking skills. This is your cooking profile online

See recipes from all over the world. Or 20 ways to make your favorite dish

You can interact with the recipes. Add it to your "I want to make this" or "I made this" list

Huge Potential

- In 2016 food was the most photographed subject on Instagram. 438,921,588 food photos on the platform*

- 22 % of Americans have posted photos of their home-cooked meals on social media in the last six months

37% Americans are Passsionate About Cooking

US does 5.9 hours of cooking per week

Source: The Psychology of Foodstagramming. https://www.socialmediatoday.com/social-networks/psychology-foodstagrammin g
Source: https://www.foxnews.com/food-drink/cooking-survey-says-americans-prefer-to-find-recipes-on-social-media-rather-than-cookbooks

Market Size

» **22 %** of Americans posted photos of their home-cooked meals on social media. while **44 %** of those in the "millennial" age range admitted they have done so in the same time frame.

» **41%** of Americans visited food and cooking websites. This goes up during seasonal peaks

» Cookbook sales for the first six months of 2018 were **21 %** higher. Roughly 17.8 million cookbooks were sold in the United States

Source: https://www.nielsen.com/us/en/insights/article/2014/recipe-for-success-86-million-americans-visited-food-and-cooking-websites/
https://www.nbcnews.com/business/consumer/recipe-success-cookbook-sales-survive-shift-digital-media-n900621
https://www.foxnews.com/food-drink/cooking-survey-says-americans-prefer-to-find-recipes-on-social-media-rather-than-cookbooks

Management Team







SAMIR TENDULKAR
Founder
at Khal

Worked at @Eli Lilly,
@Convergys Co-Founder @ Samir
Tendulkar LLC with over 16 million
in revenue

SOME NAME
Some Position
at Khal

Some Qualification

SOME NAME
Some Position
at Khal

Some Qualification

Business Model

 Getting as many people as possible to join the platform. We collect data of the people joining which can be used to advertise

 Users can offer tastings for their recipes. We plan to charge a commision on the tastings

Achievements



The development is complete and our product is live



We currently have recipes from all over the world on our platform. We plan to get more international recipes in here



Self-Funded The Founder CEO/CTO Samir Tendulkar, has covered all pre-seed costs, proving we truly believe in the product we built.

Target Raise & Allocation



Raise: Up to $1M
on a SAFE note at $20M cap
12-24 month runway

Highlight Expenditures:
7-10 Influencers
 viral marketing campaigns
 Public Relations and Media
 G&A Expenses

THANK YOU